FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2018

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated March 14, 2018;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended December 31, 2017; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 12-Month Period ended December 31, 2017.

March 14, 2018

For immediate release

QUEBECOR INC. REPORTS FOURTH QUARTER AND FULL-YEAR 2017 CONSOLIDATED RESULTS

Montréal, Québec — Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its fourth quarter and full-year 2017 consolidated financial results. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds an 81.53% interest.

All comparative data have been restated to reflect the segment reorganization carried out in the fourth quarter of 2017, as described under “New segment structure” below. All references to numbers of shares and per-share amounts have been restated to reflect the 2-for-1 split of the Corporation’s shares described under “Financial transactions” below.

Highlights

2017 financial year and recent developments

•                                Revenues: $4.12 billion, up $105.8 million (2.6%) from 2016.

•                                Adjusted operating income:1 $1.59 billion, up $99.3 million (6.6%), the largest annual increase since 2009.

•                                Net income attributable to shareholders: $369.7 million ($1.53 per basic share) in 2017, compared with $194.7 million ($0.80 per basic share) in 2016, an increase of $175.0 million ($0.73 per basic share) or 90.0%, partly reflecting the favourable impact of the increase in adjusted operating income and a $330.9 million gain on the sale of spectrum licences, partially offset by a $129.2 million unfavourable variance related to the fair value of convertible debentures.

•                                Adjusted income from continuing operating activities:2 $330.0 million ($1.37 per basic share) in 2017, compared with $305.5 million ($1.25 per basic share) in 2016, an increase of $24.5 million ($0.12 per basic share) or 8.0%.

•                                The Telecommunications segment grew its revenues by $133.3 million (4.2%) and its adjusted operating income by $84.6 million (5.8%) in 2017.

•                                Videotron Ltd. (“Videotron”) significantly increased its annual revenues from mobile telephony ($99.4 million or 19.5%), Internet access ($52.2 million or 5.3%), business solutions ($13.4 million or 12.1%) and the Club illico over-the-top video service (“Club illico”) ($8.3 million or 26.4%).

•                                Videotron’s average monthly revenue per user3 (“ARPU”) up $9.73 (6.7%) from $144.86 in 2016 to $154.59 in 2017.

•                                Revenue-generating units:4 Net increase of 115,700 (2.0%) in 2017, including 130,100 connections to the mobile telephony service (14.6%) and 46,900 memberships in Club illico (14.9%). Net increase of 53,700 subscribers to cable Internet access, the largest annual increase since 2013.

•                                On July 24, 2017, Videotron realized a $243.1 million gain on the sale of its seven 2500 MHz and 700 MHZ wireless spectrum licences outside Québec to Shaw Communications Inc. for a $430.0 million cash consideration. On June 20, 2017, Videotron realized an $87.8 million gain on the sale of its Advanced Wireless Services spectrum licence in the Metropolitan Toronto area to Rogers Communications Canada Inc. for a cash consideration of $184.2 million.

•                                Adjusted operating income up $15.4 million (28.6%) in the Media segment and $3.9 million (169.6%) in the Sports and Entertainment segment.

1         See “Adjusted operating income” under “Definitions.”

2         See “Adjusted income from continuing operating activities” under “Definitions.”

3         See “Key performance indicator.”

4         The sum of subscriptions to the cable Internet access, cable television and Club illico services, plus subscriber connections to the mobile and cable telephony services.

•                                In the first quarter of 2017, the Corporation increased its quarterly dividend on Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”) by 22.2%, from $0.0225 to $0.0275 per share.

•                                Changes to the Corporation’s senior management in 2017:

•                  On February 16, 2017, Pierre Karl Péladeau returned to the position of President and Chief Executive Officer of Quebecor and Quebecor Media;

•                  On October 13, 2017, France Lauzière was named President and CEO of TVA Group Inc. (“TVA Group”) following the retirement of Julie Tremblay;

•                  On August 11, 2017, Martin Tremblay was named Chief Operating Officer of Sports and Entertainment Group.

Fourth quarter 2017

•                                Revenues: $1.06 billion, up $8.8 million (0.8%).

•                                Adjusted operating income: $411.9 million, up $22.6 million (5.8%).

•                                Net income attributable to shareholders: $65.6 million ($0.27 per basic share) in the fourth quarter of 2017, compared with $123.3 million ($0.50 per basic share) in the same period of 2016, a decrease of $57.7 million ($0.23 per basic share), including the $56.8 million unfavourable impact of fluctuations in the fair value of convertible debentures.

•                                Adjusted income from continuing operating activities: $78.7 million ($0.33 per basic share) in the fourth quarter of 2017, compared with $84.7 million ($0.35 per basic share) in the same period of 2016, a decrease of $6.0 million ($0.02 per basic share) due in part to the impact of revising the depreciation period for some telecommunications network components.

•                                Net increase of 34,900 revenue-generating units (0.6%) in the fourth quarter of 2017, including 33,700 connections to the mobile telephony service, 12,400 subscriptions to the cable Internet access service and 14,200 memberships in Club illico.

“I was very proud to return to the helm of Quebecor in 2017,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Over time, this Corporation has built a very solid financial position and it has been growing its profitability for several years. Improving on this already positive record, our efforts yielded a $99.3 million (6.6%) year-over-year increase in profitability in 2017, as measured by adjusted operating income, the largest increase in the past eight years. All of our segments contributed to this exceptional result. In addition, Quebecor carried out a number of successful financial transactions in 2017, including the sale of spectrum licences outside Québec, which generated total inflows of $614.2 million and total gains on disposal of $330.9 million. The Corporation now has more than $2.0 billion in available liquidity, placing it in a powerful position in a highly competitive environment. Our excellent financial position will enable us to continue investing in Videotron’s wired and wireless networks, in Comcast Corporation’s XFINITY X1 platform, and in the process of repurchasing the Quebecor Media Common Shares held by CDP Capital d’Amérique Investissement inc. (“CDP Capital”).

“Once again, our strategy of investing in Videotron’s flagship products, including mobile telephony, Internet access, business solutions and Club illico, contributed to the increase in the Telecommunications segment’s profitability. Similarly, the significant improvement in adjusted operating income in the Media and Sports and Entertainment segments resulted from the diversification of our activities produced by our investing strategies, including our spending on the TVA Sports specialty channel and on film production & audiovisual services. The improvement was also driven by our unparalleled selection of content, which strengthened our advertising offerings to our advertisers and thereby helped grow our revenues in the Media segment, combined with stringent cost control and cost-reduction initiatives in those two segments,” Pierre Karl Péladeau added.

“In the space of a few years, TVA Sports has attracted nearly 1.9 million subscribers and its market share is already nearing that of its rival, which has been in existence for decades and, prior to the arrival of TVA Sports, had enjoyed a 20-year monopoly over French-language television sports in Québec. In the spring of 2017, TVA Sports posted the best Québec ratings since 2008 for the Stanley Cup finals, which were carried on the rival network from 2008 to 2014. Québec television audiences have benefited from the fact that TVA Sports has opened up the market to healthy competition and expanded the availability of sports programming. We therefore believe the Canadian Radio-television and Telecommunications Commission (“CRTC”) decision on the fee payable by Bell TV for distribution of the TVA Sports specialty service, issued on January 17, 2018, to be inequitable. Accordingly, on February 16, 2018, Quebecor filed an application in the Federal Court of Appeal for leave to appeal the CRTC decision,” Pierre Karl Péladeau said.

“Subscriber connections to the mobile telephony service increased by 14.6% in 2017,” noted Manon Brouillette, President and Chief Executive Officer of Videotron. “In November 2017, Videotron passed an historic milestone when it added the millionth subscriber connection to its mobile telephony service, a mark of the enviable stature it has achieved in Quebec’s mobile market. Videotron’s mobile telephony service owes its resounding success to the steady addition of new enhancements, which are constantly improving customer experience. For example, since November 2017, Videotron has been including mobile access to Club illico with all new subscriptions to some mobile plans. This move meets growing demand from consumers, who increasingly are turning to their mobile phones to access their favourite content.

“Our cable Internet access service registered its largest annual subscriber increase since 2013. One of the factors in the growth was the successful marketing strategy. Revenues from our business services were also up significantly. This performance stems from our investments of recent years in 4Degrees Colocation Inc. (“4Degrees Colocation”) and Fibrenoire Inc., which enable us to offer our business customers in Québec a full line of products and services,” Manon Brouillette said.

Videotron also reached an agreement with Comcast Corporation in 2017 to develop an innovative IPTV solution based on Comcast’s XFINITY X1 platform. Videotron customers will enjoy a state-of-the-art television experience and more user-friendly navigation across a diverse selection of content, including on-demand television shows, movies and concerts, as well as Web videos and apps. This offering will also allow Quebecor Media to showcase its own content.

“The numerous awards and distinctions Videotron earned in 2017 testify to the commitment of all our employees to delivering a high-quality customer experience. Videotron has been rated Québec’s most respected telecommunications company for 12 consecutive years. In 2017, it also ranked as the most forward-thinking and most engaging Québec brand on the Ipsos-Infopresse index. As well, Videotron led the list of the best telecommunications retailers in Québec for the sixth time, according to a Léger survey,” Manon Brouillette concluded.

“In the Media segment, the specialty channels, including TVA Sports, and film production & audiovisual services were responsible for a significant 46.2% increase in TVA Group’s adjusted operating income in 2017,” said France Lauzière, President and Chief Executive Officer of TVA Group. “Our broadcasting business posted very strong results, mainly because of the impact of the increase in advertising revenues at the specialty channels and TVA Network, higher subscription revenues at TVA Sports, and cost reductions generated by the various restructuring initiatives implemented in recent years. The total market share of TVA Group and its specialty channels was 37.2% in 2017, compared with 35.5% in 2016, a 1.7-point increase (Numeris — French Quebec, January 1 to December 31, 2017, Mon-Sun, 2:00 — 2:00, t2+). In 2017, Mels Studios and Postproduction G.P. (“MELS”) posted an impressive increase in volume on the strength of its soundstage and equipment rental services, which were used by a host of productions including the latest instalment of the American X-Men action film franchise. Our MELS teams picked up numerous industry awards for sound editing and visual effects for various productions, including an Iris award in the Best Sound category in June 2017 for the film Two Lovers and a Bear and three Canadian Screen Awards for Achievement in Visual Effects, Achievement in Sound Editing and Achievement in Overall Sound in March 2017 for the film Race.”

In the Sports and Entertainment segment, the Videotron Centre completed its second year of operation in September 2017. During that period, the Videotron Centre hosted 82 sporting events and concerts, as well as 17 corporate events. In all, nearly 845,000 people passed through the turnstiles. In April 2017, Billboard magazine ranked the Videotron Centre number 4 on its list of Top Canadian Venues, based on concert receipts.

“Quebecor was very active on the financial front in 2017,” said Jean-François Pruneau, Senior Vice President and Chief Financial Officer of Quebecor. “The redemption of Senior Notes and issuance of Notes at more advantageous interest rates at the beginning of the year will generate approximately $15.0 million in annual savings in interest on the debt. Quebecor also increased its quarterly dividend by 22.2% for a cumulative increase of 120.0% over the past three years, reflecting the strength of its balance sheet, and carried out a 2-for-1 stock split.

“Also in 2017, Quebecor redeemed convertible debentures in the principal amount of $50.0 million for a $95.2 million consideration and Quebecor Media repurchased for cancellation a portion of the equity interest held by CDP Capital, buying 541,899 of its Common Shares for an aggregate consideration of $43.9 million, including $6.2 million in debt securities. It remains our goal to make Quebecor the sole shareholder of Quebecor Media upon completion of the share repurchase process begun in 2012. Lastly, the Corporation purchased and cancelled a total of 5,590,700 Class B Shares in 2017 for a total cash consideration of $127.5 million. Repurchases of equity interest in shares and debentures convertible into shares made in 2017 totalled over $260 million at fair value, without compromising the Corporation’s excellent financial flexibility,” Jean-François Pruneau reported.

“In 2017, Quebecor posted solid financial results reflecting the implementation of its business plan, focused on investment in lines of business with high growth and profitability potential, combined with efforts to further diversify its activities, improve operational efficiency and increase its financial flexibility. The Corporation remains well positioned to create shareholder value,” Pierre Karl Péladeau concluded.

Table 1

Quebecor financial highlights, 2013 to 2017

(in millions of Canadian dollars, except per-share data)	2017	2016	2015	2014	2013

Revenues	$4,122.4	$4,016.6	$3,890.8	$3,619.8	$3,549.8
Adjusted operating income	1,593.4	1,494.1	1,440.7	1,409.8	1,380.4
Income (loss) from continuing operating activities attributable to shareholders	357.8	194.7	165.6	29.0	(127.2)
Net income (loss) attributable to shareholders	369.7	194.7	151.8	(30.1)	(288.6)
Adjusted income from continuing operating activities	330.0	305.5	239.9	209.7	185.3
Per basic share:
Income (loss) from continuing operating activities attributable to shareholders	1.48	0.80	0.68	0.12	(0.52)
Net income (loss) attributable to shareholders	1.53	0.80	0.62	(0.12)	(1.17)
Adjusted income from continuing operating activities	1.37	1.25	0.98	0.85	0.75

New segment structure

During the fourth quarter of 2017, the Corporation changed its organizational structure and transferred its book publishing and distribution operations and music distribution and production operations from the Media segment to the Sports and Entertainment segment. Accordingly, prior-period figures in the Corporation’s segmented reporting have been reclassified to reflect these changes.

Table 2

Quebecor’s segmented revenues for the past eight quarters

(in millions of Canadian dollars)	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016	Q3-2016	Q2-2016	Q1-2016

Telecommunications	$841.4	$823.7	$820.1	$799.9	$805.2	$793.7	$780.4	$772.5
Media	199.5	186.8	199.5	184.1	222.2	178.9	196.2	191.9
Sports and Entertainment	50.3	56.6	36.0	38.4	54.1	51.0	40.1	39.8
Head Office and intersegment	(32.0)	(32.4)	(23.5)	(26.0)	(31.1)	(25.3)	(24.2)	(28.8)
Total	$1,059.2	$1,034.7	$1,032.1	$996.4	$1,050.4	$998.3	$992.5	$975.4

Table 3

Quebecor’s segmented adjusted operating income for the past eight quarters

(in millions of Canadian dollars)	Q4-2017	Q3-2017	Q2-2017	Q1-2017	Q4-2016	Q3-2016	Q2-2016	Q1-2016

Telecommunications	$388.8	$379.3	$388.8	$377.1	$364.6	$363.6	$362.5	$358.7
Media	22.4	35.7	13.4	(2.2)	25.0	24.4	6.3	(1.8)
Sports and Entertainment	2.3	8.3	(3.6)	(0.8)	(1.3)	8.8	(3.5)	(1.7)
Head Office	(1.6)	(2.2)	(3.3)	(9.0)	1.0	(7.0)	(5.0)	(0.5)
Total	$411.9	$421.1	$395.3	$365.1	$389.3	$389.8	$360.3	$354.7

2017/2016 FINANCIAL YEAR COMPARISON

Revenues: $4.12 billion, a $105.8 million (2.6%) increase.

•                                Revenues increased in Telecommunications ($133.3 million or 4.2% of segment revenues).

•                                Revenues decreased in Media ($19.3 million or -2.4%) and in Sports and Entertainment ($3.7 million or -2.0%).

Adjusted operating income: $1.59 billion, a $99.3 million (6.6%) increase.

•                                Adjusted operating income increased in Telecommunications ($84.6 million or 5.8% of segment adjusted operating income), Media ($15.4 million or 28.6%) and Sports and Entertainment ($3.9 million).

•                                There was an unfavourable variance at Head Office ($4.6 million), mainly because of higher philanthropic and IT costs.

•                                The change in the fair value of Quebecor Media stock options resulted in a $0.9 million favourable variance in the stock-based compensation charge in 2017 compared with 2016. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $1.2 million favourable variance in the Corporation’s stock-based compensation charge in 2017.

Net income attributable to shareholders: $369.7 million ($1.53 per basic share) in 2017, compared with $194.7 million ($0.80 per basic share) in 2016, an increase of $175.0 million ($0.73 per basic share).

•                                The favourable variance was due primarily to:

•                      $330.9 million gain on the sale of spectrum licences recognized in 2017, including $165.5 million without any tax consequences;

•                      $99.3 million increase in adjusted operating income;

•                      $19.0 million decrease in financial expenses;

•                      $14.6 million favourable variance in income from discontinued operations;

•                      $10.8 million favourable variance in the charge for restructuring of operations, litigation and other items.

Partially offset by:

•                      $129.5 million unfavourable variance in the loss on valuation and translation of financial instruments, including $129.2 million without any tax consequences;

•                      $79.3 million unfavourable variance in non-controlling interest;

•                      $59.4 million increase in the depreciation and amortization charge;

•                      $20.2 million increase in the income tax expense;

•                      $8.3 million unfavourable variance in the loss on debt refinancing.

In 2017 and 2016, Quebecor Media performed impairment tests on its Magazines cash-generating unit (“CGU”) in view of the downtrend in the industry’s revenues. Quebecor Media concluded that the recoverable amount of its Magazines CGU was less than its carrying amount. Accordingly, a $30.0 million non-cash goodwill impairment charge, including $1.5 million without any tax consequences, was recorded in 2017 ($40.1 million without any tax consequences in 2016). As well, a charge for impairment of intangible assets totalling $12.4 million, including $3.1 million without any tax consequences, was recognized in 2017 (nil in 2016).

Adjusted income from continuing operating activities: $330.0 million ($1.37 per basic share) in 2017, compared with $305.5 million ($1.25 per basic share) in 2016, an increase of $24.5 million ($0.12 per basic share).

2017/2016 FOURTH QUARTER COMPARISON

Revenues: $1.06 billion, an $8.8 million (0.8%) increase.

•                                Revenues increased in Telecommunications ($36.2 million or 4.5% of segment revenues).

•                                Revenues decreased in Media ($22.7 million or -10.2%) and in Sports and Entertainment ($3.8 million or -7.0%).

Adjusted operating income: $411.9 million, a $22.6 million (5.8%) increase.

•                                Adjusted operating income increased in Telecommunications ($24.2 million or 6.6% of segment adjusted operating income). There was a favourable variance in Sports and Entertainment ($3.6 million).

•                                Adjusted operating income decreased in Media ($2.6 million or -10.4%). There was an unfavourable variance at Head Office ($2.6 million).

•                                The change in the fair value of Quebecor Media stock options resulted in a $2.3 million favourable variance in the stock-based compensation charge in the fourth quarter of 2017 compared with the same period of 2016. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $2.7 million unfavourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2017.

Net income attributable to shareholders: $65.6 million ($0.27 per basic share) in the fourth quarter of 2017, compared with $123.3 million ($0.50 per basic share) in the same period of 2016, a decrease of $57.7 million ($0.23 per basic share).

•                                The decrease was mainly due to:

•                      $55.9 million unfavourable variance in the loss on valuation and translation of financial instruments, including $56.8 million without any tax consequences;

•                      $26.8 million increase in the depreciation and amortization charge;

•                      $14.8 million increase in the income tax expense.

Partially offset by:

•                      $22.6 million increase in adjusted operating income;

•                      $7.3 million favourable variance in the loss on debt refinancing;

•                      $6.9 million decrease in financial expenses;

•                      $3.4 million favourable variance in the charge for restructuring of operations, litigation and other items.

Adjusted income from continuing operating activities: $78.7 million ($0.33 per basic share) in the fourth quarter of 2017, compared with $84.7 million ($0.35 per basic share) in the same period of 2016, a decrease of $6.0 million ($0.02 per basic share) due in part to the impact of revising the depreciation period for some telecommunications network components.

Financial transactions

On November 15, 2017, the Corporation carried out a two-for-one split of its outstanding Class A Shares and Class B Shares. Accordingly, holders of the Corporation’s shares received an additional share for each share owned on the record date of November 15, 2017.

On October 12, 2017, the Corporation increased its secured revolving credit facility from $150.0 million to $300.0 million.

On September 29, 2017, the Corporation paid down its existing $30.1 million mortgage loan. On the same day, the Corporation contracted a new $50.0 million mortgage loan at a fixed interest rate of 3.757%, maturing in October 2022.

On July 14, 2017, Quebecor received a notice regarding the conversion of convertible debentures in the principal amount of $50.0 million for 4,155,844 Class B Shares of Quebecor. The Corporation exercised its cash payment option and paid $95.2 million on September 6, 2017.

On July 6, 2017, Quebecor Media repurchased for cancellation 541,899 of its Common Shares held by CDP Capital for an aggregate purchase price of $37.7 million, payable in cash. On the same date, Quebecor Media paid off a security held by CDP Capital for $6.2 million. Upon completion of these transactions, the Corporation’s interest in Quebecor Media increased from 81.07% to 81.53%, while CDP Capital’s interest decreased from 18.93% to 18.47%.

On May 4, 2017, Videotron transferred all then-existing commitments under its unsecured revolving credit facility to its secured revolving credit facility, increasing its secured facility from $630.0 million to $965.0 million and terminating its unsecured facility.

On May 1, 2017, Quebecor Media fully redeemed its outstanding 7.375% Senior Notes issued on January 5, 2011 and maturing on January 15, 2021, in the aggregate principal amount of $325.0 million, at a redemption price of 102.458% of their principal amount.

On May 1, 2017, Videotron redeemed $125.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount, in accordance with a notice issued on March 31, 2017. The repurchase followed the redemption on January 5, 2017 of an initial $175.0 million tranche of the Notes.

On April 13, 2017, Videotron issued US$600.0 million aggregate principal amount of 5.125% Senior Notes maturing on April 15, 2027, for net proceeds of $794.5 million, net of financing fees of $9.9 million.

Dividend

On March 13, 2018, the Board of Directors of Quebecor declared a quarterly dividend of $0.0275 per share on its Class A Shares and Class B Shares, payable on April 24, 2018 to shareholders of record as of the record date of March 30, 2018. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On August 9, 2017, the Board of Directors of Quebecor authorized the renewal of its normal course issuer bid for a maximum of 1,000,000 Class A Shares, representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 4,000,000 Class B Shares, representing approximately 2.4% of issued and outstanding Class B Shares as of August 1, 2017. The purchases can be made from August 15, 2017 to August 14, 2018 at prevailing market prices on the open market through the facilities of the TSX or other alternative trading systems. All shares purchased under the bid will be cancelled.

On December 15, 2017, the maximum number of Class B Shares that may be repurchased under the Corporation’s normal course issuer bid program was increased to 8,400,000, or approximately 9.9% of the public float as at August 1, 2017.

In 2017, the Corporation purchased and cancelled 5,590,700 Class B Shares for a total cash consideration of $127.5 million (1,218,600 Class B Shares for a total cash consideration of $22.7 million in 2016). The $117.0 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded in reduction of retained earnings ($20.4 million in 2016).

On November 9, 2017, the Corporation announced that it had entered into an automatic securities purchase plan (“the plan”), as of November 10, 2017, with a designated broker under its normal course issuer bid, whereby shares may be repurchased under the plan at times when such purchases would otherwise be prohibited pursuant to regulatory restrictions or self-imposed blackout periods.

Under the plan, before entering a self-imposed blackout period, the Corporation may, but is not required to, ask the designated broker to make purchases under the normal course issuer bid. Such purchases shall be made at the discretion of the designated broker, within parameters established by the Corporation prior to the blackout periods. Outside the blackout periods, purchases will be made at the discretion of the Corporation’s management.

The plan received prior approval from the TSX. It came into effect on November 13, 2017 and terminates on the same date as the normal course issuer bid.

Detailed financial information

For a detailed analysis of Quebecor’s fourth quarter and full year 2017 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its fourth quarter and full year 2017 results on March 14, 2018, at 11:00 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 48006#. A tape recording of the call will be available from March 14 to June 14, 2018 by dialling 1 877 293-8133, conference number 1229124, access code for participants 48006#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2017.

The forward-looking statements in this press release reflect Quebecor’s expectations as of March 14, 2018 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec. It holds an 81.53% interest in Quebecor Media, which employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: <www.quebecor.com>

Follow us on Twitter: <www.twitter.com/Quebecor>

Source:	Information:

Jean-François Pruneau	Communications department
Senior Vice President and Chief Financial Officer	Quebecor Inc. and Quebecor Media Inc.
Quebecor Inc. and Quebecor Media Inc.	medias@quebecor.com
jean-francois.pruneau@quebecor.com	514 380-4572
514 380-4144

DEFINITIONS

Adjusted operating income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under International Financial Reporting Standards (“IFRS”), as net income before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and other assets, loss on debt refinancing, income taxes, and income from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments.

Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 4 below provides a reconciliation of adjusted operating income to net income as disclosed in Quebecor’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2017 and 2016 presented in Table 4 below is drawn from the unaudited consolidated statements of income.

Table 4

Reconciliation of the adjusted operating income measure used in this press release to the net income measure used in the consolidated financial statements

	Year ended December 31		Three months ended December 31
(in millions of Canadian dollars)	2017	2016	2017	2016

Adjusted operating income (loss):
Telecommunications	$1,534.0	$1,449.4	$388.8	$364.6
Media	69.3	53.9	22.4	25.0
Sports and Entertainment	6.2	2.3	2.3	(1.3)
Head Office	(16.1)	(11.5)	(1.6)	1.0
	1,593.4	1,494.1	411.9	389.3
Depreciation and amortization	(712.4)	(653.0)	(194.1)	(167.3)
Financial expenses	(309.0)	(328.0)	(77.5)	(84.4)
(Loss) gain on valuation and translation of financial instruments	(199.8)	(70.3)	(8.1)	47.8
Restructuring of operations, litigation and other items	(17.2)	(28.0)	(9.9)	(13.3)
Gain on sale of spectrum licences	330.9	—	—	—
Impairment of goodwill and other assets	(43.8)	(40.9)	—	—
Loss on debt refinancing	(15.6)	(7.3)	—	(7.3)
Income taxes	(138.0)	(117.8)	(36.2)	(21.4)
Income from discontinued operations	14.6	—	0.3	—
Net income	$503.1	$248.8	$86.4	$143.4

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before (loss) gain on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and other assets, loss on debt refinancing, net of income tax related to adjustments and of net income attributable to non-controlling interest related to adjustments, and before income from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of the financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 5 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders’ measure used in Quebecor’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2017 and 2016 presented in Table 5 below is drawn from the unaudited consolidated statements of income.

Table 5

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the consolidated financial statements

	Year ended December 31		Three months ended December 31
(in millions of Canadian dollars)	2017	2016	2017	2016

Adjusted income from continuing operating activities	$330.0	$305.5	$78.7	$84.7
(Loss) gain on valuation and translation of financial instruments	(199.8)	(70.3)	(8.1)	47.8
Restructuring of operations, litigation and other items	(17.2)	(28.0)	(9.9)	(13.3)
Gain on sale of spectrum licences	330.9	—	—	—
Impairment of goodwill and other items	(43.8)	(40.9)	—	—
Loss on debt refinancing	(15.6)	(7.3)	—	(7.3)
Income taxes related to adjustments[1]	16.0	11.5	2.9	7.8
Net income attributable to non-controlling interest related to adjustments	(42.7)	24.2	1.7	3.6
Discontinued operations	11.9	—	0.3	—
Net income attributable to shareholders	$369.7	$194.7	$65.6	$123.3

1          Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

KEY PERFORMANCE INDICATOR

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues per average basic customer from its cable television, Internet access, cable and mobile telephony services and Club illico. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing the combined revenues from its cable television, Internet access, cable and mobile telephony services and Club illico by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended		Twelve months ended
(in millions of Canadian dollars, except for earnings per share data)	December 31		December 31
(unaudited)	2017	2016	2017	2016

Revenues	$1,059.2	$1,050.4	$4,122.4	$4,016.6

Employee costs	172.3	178.6	712.1	714.8
Purchase of goods and services	475.0	482.5	1,816.9	1,807.7
Depreciation and amortization	194.1	167.3	712.4	653.0
Financial expenses	77.5	84.4	309.0	328.0
Loss (gain) on valuation and translation of financial instruments	8.1	(47.8)	199.8	70.3
Restructuring of operations, litigation and other items	9.9	13.3	17.2	28.0
Gain on sale of spectrum licences	—	—	(330.9)	—
Impairment of goodwill and other assets	—	—	43.8	40.9
Loss on debt refinancing	—	7.3	15.6	7.3

Income before income taxes	122.3	164.8	626.5	366.6

Income taxes (recovery):
Current	(5.7)	27.7	8.8	158.2
Deferred	41.9	(6.3)	129.2	(40.4)
	36.2	21.4	138.0	117.8

Income from continuing operations	86.1	143.4	488.5	248.8

Income from discontinued operations	0.3	—	14.6	—

Net income	$86.4	$143.4	$503.1	$248.8

Income from continuing operations attributable to
Shareholders	$65.3	$123.3	$357.8	$194.7
Non-controlling interests	20.8	20.1	130.7	54.1

Net income attributable to
Shareholders	$65.6	$123.3	$369.7	$194.7
Non-controlling interests	20.8	20.1	133.4	54.1

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.27	$0.50	$1.48	$0.80
From discontinued operations	—	—	0.05	—
Net income	0.27	0.50	1.53	0.80
Diluted:
From continuing operations	$0.27	$0.27	$1.47	$0.79
From discontinued operations	—	—	0.05	—
Net income	0.27	0.27	1.52	0.79

Weighted average number of shares outstanding (in millions)	239.7	244.2	241.8	244.6
Weighted average number of diluted shares (in millions)	240.0	286.6	242.1	245.4

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Twelve months ended
(in millions of Canadian dollars)	December 31		December 31
(unaudited)	2017	2016	2017	2016

Income from continuing operations	$86.1	$143.4	$488.5	$248.8

Other comprehensive (loss) income from continuing operations:

Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(20.1)	(56.4)	43.7	(30.9)
Deferred income taxes	2.5	(1.7)	28.0	15.9

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement (loss) gain	(3.8)	153.8	(3.8)	32.8
Deferred income taxes	1.0	(41.1)	1.0	(8.8)

	(20.4)	54.6	68.9	9.0

Comprehensive income from continuing operations	65.7	198.0	557.4	257.8

Income from discontinued operations	0.3	—	14.6	—

Comprehensive income	$66.0	$198.0	$572.0	$257.8

Comprehensive income from continuing operations attributable to
Shareholders	$48.5	$161.7	$413.6	$199.8
Non-controlling interests	17.2	36.3	143.8	58.0

Comprehensive income attributable to
Shareholders	$48.8	$161.7	$425.5	$199.8
Non-controlling interests	17.2	36.3	146.5	58.0

QUEBECOR INC.

SEGMENTED INFORMATION

	Three months ended December 31, 2017
(in millions of Canadian dollars) (unaudited)	Telecommunications	Media	Sports and Entertainment	Head office and Intersegments	Total

Revenues	$841.4	$199.5	$50.3	$(32.0)	$1,059.2

Employee costs	97.2	55.2	9.2	10.7	172.3
Purchase of goods and services	355.4	121.9	38.8	(41.1)	475.0
Adjusted operating income[1]	388.8	22.4	2.3	(1.6)	411.9

Depreciation and amortization					194.1
Financial expenses					77.5
Loss on valuation and translation of financial instruments					8.1
Restructuring of operations, litigation and other items					9.9
Income before income taxes					$122.3

Additions to property, plant and equipment	$132.5	$7.5	$0.3	$0.1	$140.4

Additions to intangible assets	45.3	0.7	1.8	0.5	48.3

	Three months ended December 31, 2016
	Telecommunications	Media	Sports and Entertainment	Head office and Intersegments	Total

Revenues	$805.2	$222.2	$54.1	$(31.1)	$1,050.4

Employee costs	96.0	63.4	10.6	8.6	178.6
Purchase of goods and services	344.6	133.8	44.8	(40.7)	482.5
Adjusted operating income[1]	364.6	25.0	(1.3)	1.0	389.3

Depreciation and amortization					167.3
Financial expenses					84.4
Gain on valuation and translation of financial instruments					(47.8)
Restructuring of operations, litigation and other items					13.3
Loss on debt refinancing					7.3
Income before income taxes					$164.8

Additions to property, plant and equipment	$158.9	$9.2	$0.7	$(2.3)	$166.5

Additions to intangible assets	32.3	2.4	0.4	1.0	36.1

	Twelve months ended December 31, 2017
(in millions of Canadian dollars) (unaudited)	Telecommunications	Media	Sports and Entertainment	Head office and Intersegments	Total

Revenues	$3,285.1	$769.9	$181.3	$(113.9)	$4,122.4

Employee costs	388.8	232.0	37.6	53.7	712.1
Purchase of goods and services	1,362.3	468.6	137.5	(151.5)	1,816.9
Adjusted operating income[1]	1,534.0	69.3	6.2	(16.1)	1,593.4

Depreciation and amortization					712.4
Financial expenses					309.0
Loss on valuation and translation of financial instruments					199.8
Restructuring of operations, litigation and other items					17.2
Gain on sale of spectrum licences					(330.9)
Impairment of goodwill and other assets					43.8
Loss on debt refinancing					15.6
Income before income taxes					$626.5

Additions to property, plant and equipment	$574.4	$29.4	$1.3	$0.5	$605.6

Additions to intangible assets	132.3	3.3	4.3	2.0	141.9

	Twelve months ended December 31, 2016
	Telecommunications	Media	Sports and Entertainment	Head office and Intersegments	Total

Revenues	$3,151.8	$789.2	$185.0	$(109.4)	$4,016.6

Employee costs	379.7	242.4	38.3	54.4	714.8
Purchase of goods and services	1,322.7	492.9	144.4	(152.3)	1,807.7
Adjusted operating income[1]	1,449.4	53.9	2.3	(11.5)	1,494.1

Depreciation and amortization					653.0
Financial expenses					328.0
Loss on valuation and translation of financial instruments					70.3
Restructuring of operations, litigation and other items					28.0
Impairment of goodwill and other assets					40.9
Loss on debt refinancing					7.3
Income before income taxes					$366.6

Additions to property, plant and equipment	$666.8	$37.2	$3.5	$0.3	$707.8

Additions to intangible assets	125.6	7.5	3.5	3.2	139.8

1         The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and other assets, loss on debt refinancing, income taxes and income from discontinued operations.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity
				Accumulated	attributable
				other	to non-
(in millions of Canadian dollars)	Capital	Contributed	Retained	comprehensive	controlling	Total
(unaudited)	stock	surplus	earnings	loss	interests	equity

Balance as of December 31, 2015	$325.6	$2.3	$82.2	$(111.2)	$353.1	$652.0
Net income	—	—	194.7	—	54.1	248.8
Other comprehensive loss	—	—	—	5.1	3.9	9.0
Dividends or distributions	—	—	(20.8)	—	(19.1)	(39.9)
Repurchase of Class B Shares	(2.3)	—	(20.4)	—	—	(22.7)
Balance as of December 31, 2016	323.3	2.3	235.7	(106.1)	392.0	847.2
Net income	—	—	369.7	—	133.4	503.1
Other comprehensive income	—	—	—	55.8	13.1	68.9
Issuance of Class B shares	1.1	1.2	—	—	—	2.3
Dividends or distributions	—	—	(25.3)	—	(18.7)	(44.0)
Repurchase of Class B Shares	(10.5)	—	(117.0)	—	—	(127.5)
Non-controlling interests acquisition	—	—	(26.6)	(0.4)	(16.9)	(43.9)
Balance as of December 31, 2017	$313.9	$3.5	$436.5	$(50.7)	$502.9	$1,206.1

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Twelve months ended
(in millions of Canadian dollars)	December 31		December 31
(unaudited)	2017	2016	2017	2016

Cash flows related to operating activities
Income from continuing operations	$86.1	$143.4	$488.5	$248.8
Adjustments for:
Depreciation of property, plant and equipment	167.1	141.5	607.6	555.1
Amortization of intangible assets	27.0	25.8	104.8	97.9
Loss (gain) on valuation and translation of financial instruments	8.1	(47.8)	199.8	70.3
Gain on sale of spectrum licences	—	—	(330.9)	—
Impairment of goodwill and other assets	—	—	43.8	40.9
Loss on debt refinancing	—	7.3	15.6	7.3
Amortization of financing costs and long-term debt discount	1.8	1.9	7.1	7.1
Deferred income taxes	41.9	(6.3)	129.2	(40.4)
Other	1.6	1.3	4.1	3.2
	333.6	267.1	1,269.6	990.2
Net change in non-cash balances related to operating activities	(25.2)	43.7	(98.5)	122.8
Cash flows provided by continuing operating activities	308.4	310.8	1,171.1	1,113.0
Cash flows related to investing activities
Non-controlling interests acquisition	—	—	(43.9)	—
Business acquisitions	—	(0.4)	(5.8)	(119.5)
Business disposals	—	—	—	3.0
Additions to property, plant and equipment	(140.4)	(166.5)	(605.6)	(707.8)
Additions to intangible assets	(48.3)	(36.1)	(141.9)	(139.8)
Proceeds from disposals of assets	2.7	1.2	620.7	4.3
Other	(5.9)	(0.2)	(10.6)	12.6
Cash flows used in continuing investing activities	(191.9)	(202.0)	(187.1)	(947.2)
Cash flows related to financing activities
Net change in bank indebtedness	0.8	(13.8)	(18.1)	(15.4)
Net change under revolving facilities	56.9	(70.1)	(33.7)	(64.5)
Issuance of long-term debt, net of financing fees	(0.3)	—	844.0	—
Repayment of long-term debt	(9.1)	(7.8)	(695.6)	(20.0)
Repayment of convertible debentures	—	—	(95.2)	—
Settlement of hedging contracts	19.8	(3.2)	16.6	0.4
Issuance of Class B Shares	—	—	1.1	—
Repurchase of Class B Shares	(60.6)	(14.1)	(127.5)	(22.7)
Dividends	(6.5)	(5.5)	(25.3)	(20.8)
Dividends or distributions paid to non-controlling interests	(4.6)	(4.8)	(18.7)	(19.1)
Cash flows used in continuing financing activities	(3.6)	(119.3)	(152.4)	(162.1)

Net change in cash and cash equivalents from continuing operations	112.9	(10.5)	831.6	3.7

Cash flows provided by discontinued operations	11.6	—	11.0	—

Cash and cash equivalents at beginning of period	740.4	32.8	22.3	18.6
Cash and cash equivalents at end of period	$864.9	$22.3	$864.9	$22.3

Cash and cash equivalents consist of
Cash	$863.2	$21.5	$863.2	$21.5
Cash equivalents	1.7	0.8	1.7	0.8
	$864.9	$22.3	$864.9	$22.3

Interest and taxes reflected as operating activities
Cash interest payments	$108.9	$111.6	$292.9	$308.6
Cash income tax payments (net of refunds)	1.2	26.4	58.7	104.4

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)	December 31	December 31
(unaudited)	2017	2016

Assets

Current assets
Cash and cash equivalents	$864.9	$22.3
Accounts receivable	543.4	525.4
Income taxes	29.3	6.9
Inventories	188.1	183.3
Prepaid expenses	63.9	53.0
	1,689.6	790.9

Non-current assets
Property, plant and equipment	3,594.6	3,605.1
Intangible assets	983.1	1,224.0
Goodwill	2,695.8	2,725.4
Derivative financial instruments	591.8	809.0
Deferred income taxes	33.2	16.0
Other assets	97.7	91.9
	7,996.2	8,471.4
Total assets	$9,685.8	$9,262.3

Liabilities and equity

Current liabilities
Bank indebtedness	$0.8	$18.9
Accounts payable and accrued charges	738.7	705.9
Provisions	25.4	69.3
Deferred revenue	346.8	339.7
Income taxes	13.3	35.2
Convertible debentures	450.0	—
Embedded derivatives related to convertible debentures	442.2	—
Current portion of long-term debt	20.4	51.8
	2,037.6	1,220.8

Non-current liabilities
Long-term debt	5,516.2	5,616.9
Derivative financial instruments	34.1	0.3
Convertible debentures	—	500.0
Other liabilities	215.8	516.2
Deferred income taxes	676.0	560.9
	6,442.1	7,194.3
Equity
Capital stock	313.9	323.3
Contributed surplus	3.5	2.3
Retained earnings	436.5	235.7
Accumulated other comprehensive loss	(50.7)	(106.1)
Equity attributable to shareholders	703.2	455.2
Non-controlling interests	502.9	392.0
	1,206.1	847.2

Total liabilities and equity	$9,685.8	$9,262.3

Supplementary Disclosure

Quarter / 12-Month Period

Ended December 31, 2017

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

December 31, 2017

Net Income Attributable to Shareholders

	4th Quarter		Full Year
	2017	2016	2017	2016

Net income per share (basic)	$0.27	$0.50	$1.53	$0.80

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.33	$0.35	$1.37	$1.25

Reconciliation of earnings per share

	4th Quarter		Full Year
	2017	2016	2017	2016

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.33	$0.35	$1.37	$1.25

Other adjusments[1]:
Unusual items	(0.03)	(0.05)	0.92	(0.17)
(Loss) gain on valuation and translation of financial instruments	(0.03)	0.20	(0.81)	(0.28)
Discontinued operations	—	—	0.05	—
Total	(0.06)	0.15	0.16	(0.45)

Reported net income per share (basic)	$0.27	$0.50	$1.53	$0.80

1   After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

December 31, 2017

Debt

(all amounts in millions of Canadian dollars)

Quebecor Inc.
Revolving credit facility due in 2019 (availability: $300)		$175.6
Mortgage loan due in 2022		49.8
		$225.4

Quebecor Media Inc.
Revolving credit facility due in 2020 (availability: $300)		$—
Term Loan B due in 2020		420.4
5 3/4% Senior Notes due in 2023		1,068.5
6 5/8% Senior Notes due in 2023		500.0
		1,988.9
Videotron Ltd.
Revolving credit facility due in 2021 (availability: $965)		—
Export Financing due in 2018		5.4
5% Senior Notes due in 2022		1,005.6
5 3/8% Senior Notes due in 2024		754.3
5 5/8% Senior Notes due in 2025		400.0
5 3/4% Senior Notes due in 2026		375.0
5 1/8% Senior Notes due in 2027		754.3
		3,294.6
TVA Group Inc.
Revolving credit facility due in 2019 (availability: $150)		—
Term Loan due in 2019		62.9
		62.9

Other debt		0.3

Total Quebecor Media Inc.		$5,346.7

TOTAL LONG TERM DEBT		$5,572.1

Bank indebtedness - QI		0.8
Bank indebtedness - QMI		—
Exchangeable debentures - QI		2.1
Convertible debentures (cost if settled in cash at maturity) - QI 1		886.4
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QMI [2]		(555.5)

Cash and cash equivalents :
Quebecor Inc.		—
Quebecor Media Inc.		864.9
Videotron Ltd.	$815.8
Other 100% owned subsidiaries	27.8
TVA Group Inc.	21.3
		$864.9

1   Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on December 31, 2017, subject to a floor price of $9.625 and a ceiling price of $12.03125.

2   Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

December 31, 2017

Operating Results

	2017				2016
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31

Revenue Generating Units (‘000) [1]	5,881.1	5,846.2	5,795.8	5,795.4	5,765.4
Mobile Telephony Lines (‘000)	1,024.0	990.3	953.3	920.9	893.9
Homes Passed (‘000)	2,873.7	2,867.4	2,859.2	2,845.7	2,839.3
Cable Internet Subscribers (‘000)	1,666.5	1,654.1	1,627.2	1,628.1	1,612.8
Penetration of Homes Passed	58.0%	57.7%	56.9%	57.2%	56.8%
Basic Subscribers (‘000)	1,640.5	1,649.0	1,656.7	1,680.6	1,690.9
Penetration of Homes Passed	57.1%	57.5%	57.9%	59.1%	59.6%
Digital Set-Top Boxes (‘000)	2,925.6	2,867.1	2,837.6	2,810.6	2,765.4
Digital Subscribers (‘000)	1,640.5	1,603.9	1,596.8	1,595.1	1,587.1
Penetration of Homes Passed	57.1%	55.9%	55.8%	56.1%	55.9%
Cable Telephony Lines (‘000)	1,188.5	1,205.4	1,221.0	1,241.3	1,253.1
Penetration of Homes Passed	41.4%	42.0%	42.7%	43.6%	44.1%
Over-the-Top Video Subscribers (‘000)	361.6	347.4	337.6	324.5	314.7

	4th Quarter			Full Year
(in millions)	2017	2016	VAR	2017	2016	VAR

Revenues
Cable Television	$253.4	$256.2	-1.1%	$1,009.6	$1,024.3	-1.4%
Internet	263.1	248.5	5.9%	1,030.9	978.7	5.3%
Mobile Telephony	161.8	137.1	18.0%	609.8	510.4	19.5%
Cable Telephony	96.8	104.8	-7.6%	397.8	424.8	-6.4%
Business	30.9	30.2	2.3%	124.6	111.2	12.1%
Other	33.8	26.2	29.0%	106.1	94.9	11.8%
Videotron	839.8	803.0	4.6%	3,278.8	3,144.3	4.3%
Retail and Eliminations	1.6	2.2	-27.3%	6.3	7.5	-16.0%
Total Telecommunications Revenues	$841.4	$805.2	4.5%	$3,285.1	$3,151.8	4.2%

EBITDA
Videotron	$388.4	$363.8	6.8%	$1,532.5	$1,447.0	5.9%
Retail	0.4	0.8	-50.0%	1.5	2.4	-37.5%
Total Telecommunications EBITDA	$388.8	$364.6	6.6%	$1,534.0	$1,449.4	5.8%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$53.1	$62.9		$228.8	$231.7
Scalable Infrastructure	61.1	56.7		205.0	238.5
Line Extensions	2.2	11.5		50.1	62.3
Upgrade / Rebuild	14.3	19.1		58.8	67.4
Support Capital and Other	47.1	41.0		164.0	192.5
Total Telecommunications	$177.8	$191.2	-7.0%	$706.7	$792.4	-10.8%

Mobile Telephony ARPU	$53.56	$51.96		$53.23	$51.23
Total ARPU	$159.28	$148.56		$154.59	$144.86
Mobile Telephony Acquisition Costs	$390	$404

1         Revenue generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico over-the-top video service, plus subscriber connections to the cable and mobile telephony services.

MEDIA

Supplementary Disclosure

December 31, 2017

Operating Results

	4th Quarter			Full Year
	2017	2016	VAR	2017	2016	VAR

Lineage (‘000)
Paid Urban Dailies	6,283	6,868	-8.5%	23,438	26,234	-10.7%

(in millions)
Revenues
Advertising	$20.7	$24.7	-16.2%	$84.4	$97.6	-13.5%
Circulation	9.7	11.0	-11.8%	39.3	42.7	-8.0%
Digital	4.0	3.5	14.3%	13.7	13.3	3.0%
Other	11.6	13.4	-13.4%	46.1	47.4	-2.7%
Newspaper Publishing Revenues	46.0	52.6	-12.5%	183.5	201.0	-8.7%
Advertising	75.6	80.4	-6.0%	268.1	254.7	5.3%
Subscription	28.4	33.4	-15.0%	125.0	119.9	4.3%
Other	13.0	14.4	-9.7%	46.0	53.0	-13.2%
Broadcasting Revenues	117.0	128.2	-8.7%	439.1	427.6	2.7%
Other [1]	36.5	41.4	-11.8%	147.3	160.6	-8.3%
Total Media Revenues	$199.5	$222.2	-10.2%	$769.9	$789.2	-2.4%

EBITDA
Newspaper Publishing	$0.6	$2.5	-76.0%	$4.5	$10.7	-57.9%
Broadcasting	16.2	17.4	-6.9%	41.9	22.4	87.1%
Other	5.6	5.1	9.8%	22.9	20.8	10.1%
Total Media EBITDA	$22.4	$25.0	-10.4%	$69.3	$53.9	28.6%

1         Includes the publishing of magazines, the operation of an out-of-home advertising business and the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries.

QUEBECOR INC.

Supplementary Disclosure

December 31, 2017

Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)

Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	81.5%	81.5%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

December 31, 2017

Note to Investors

 Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the financial year 2017, please refer to the Management Discussion and Analysis and Condensed Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income, adjusted income from continuing operating activities, cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the financial year 2017 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated  in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Dominique Poulin-Gouin
By:	Dominique Poulin-Gouin
Assistant Secretary

Date:	March 16, 2018